SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

Under Armour, Inc.

(Name of Issuer)

Class A Common Stock, $0.0003  1/3 par value per share

(Title of Class of Securities)

904 311 107 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904 311 107	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Kip J. Fulks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

728,467
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

728,467
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

728,467
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.1%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 904 311 107	SCHEDULE 13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

The name of the issuer is Under Armour, Inc., a Maryland corporation (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

The principal executive office and mailing address of the Issuer is 1020 Hull Street, 3rd Floor, Baltimore, MD 21230.

Item 2	(a)	Name of Person Filing:

The name of the person filing this statement is Kip J. Fulks (the “Reporting Person”).

Item 2	(b)	Address of Principal Business Office:

The Reporting Person’s principal business address is c/o Under Armour, Inc, 1020 Hull Street, 3rd Floor, Baltimore, MD 21230.

Item 2	(c)	Citizenship:

The Reporting Person is a United States citizen.

Item 2	(d)	Title of Class of Securities:

This Schedule 13G relates to the Class A Common Stock, par value $0.0003 1/3 (the “Common Stock”).

Item 2	(e)	CUSIP Number:

The CUSIP Number of the Common Stock is 904 311 107.

Item 3		If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4		Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 728,467[2].

	(b)	Percent of class: 2.1%.[3]

[2]

Includes 50 shares of restricted stock as to which the Reporting Person has the right to vote and receive dividends but which cannot be sold and are subject to forfeiture during a restricted period, which ends on November 17, 2007.

[3]	The percent of class figure does not take into account 13,250,000 shares of outstanding Class B Common Stock of the Issuer, currently beneficially owned by Kevin A. Plank, the Issuer’s

CUSIP No. 904 311 107	SCHEDULE 13G	Page 4 of 5 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

728,467.

(ii) Shared power to vote or to direct the vote:

0.

(iii) Sole power to dispose or to direct the disposition of:

728,467.

(iv) Shared power to dispose or to direct the disposition of:

0.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8	Identification and Classification of Members of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

Item 10	Certifications.

N/A

Chairman, Chief Executive Officer and President. These shares of Class B Common Stock may be converted at the option of the holder of those shares into shares of the Issuer’s Class A Common Stock. Assuming such a conversion, the Reporting Person’s holdings would represent approximately 1.5% of the Issuer’s Class A Common Stock.

CUSIP No. 904 311 107	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
(Date)

/s/ Kip J. Fulks
(Signature)

Kip J. Fulks
(Name/Title)